SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
Commission file number 0-12508

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN FOR EMPLOYEES OF S&T BANK

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S&T BANCORP, INC.
800 PHILADELPHIA STREET
INDIANA, PA 15701

1

Financial Statements and Supplemental Schedule
Thrift Plan for Employees of S&T Bank
Years ended December 2016 and 2015
With Report of Independent Registered Public Accounting Firm

2

Thrift Plan for Employees of S&T Bank
Financial Statements and Supplemental Schedule
Years ended December 2016 and 2015

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Thrift Plan Committee
S&T Bank
Indiana, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL's Rules and Regulations for Reporting and Disclosure under the ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 27, 2017

Thrift Plan for Employees of S&T Bank
Statements of Net Assets Available for Benefits

	December 31
	2016	2015
Assets:
Cash	$219,135	$320
Investments:
Short-term investment funds	7,700,621	7,367,200
Mutual funds	57,151,867	51,173,481
S&T Bancorp, Inc. common stock	21,703,340	18,928,544
Total investments	86,555,828	77,469,225

Total Assets	86,774,963	77,469,545

Liabilities:
Participant administrative fee payable	(3,144)	(3,038)
Net assets available for benefits	$86,771,819	$77,466,507
See accompanying notes to the financial statements.

Thrift Plan for Employees of S&T Bank
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2016	2015
Additions
Contributions:
Employer	$1,728,944	$1,563,836
Employee-payroll	4,174,800	3,837,404
Employee-rollover	63,555	194,131
	5,967,299	5,595,371

Investment income:
Dividends	2,633,348	3,069,206
Net appreciation in fair value of investments	8,960,367	—
	11,593,715	3,069,206
Total Additions	17,561,014	8,664,577

Deductions
Distributions to participants	(8,235,316)	(8,400,923)
Participant administrative fees	(20,386)	(20,402)
Net depreciation in fair value of investments	—	(3,241,948)
Total Deductions	(8,255,702)	(11,663,273)

Net increase (decrease)	9,305,312	(2,998,696)
Net assets available for benefits at beginning of year	77,466,507	80,465,203
Net assets available for benefits at end of year	$86,771,819	$77,466,507
See accompanying notes to the financial statements.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements
Years ended December 31, 2016 and 2015

1.	Description of the Plan
The following description of the Thrift Plan for Employees of S&T Bank (the Plan) provides only general information. For more complete information about the Plan, including participation, vesting and benefit provisions, refer to the Plan Document, which can be obtained from S&T Bank (the Plan Sponsor and Employer).
General
The Plan is a defined contribution plan that covers all employees of S&T Bank and S&T Evergreen Insurance. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).
The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by the Plan Sponsor. The Plan has received a favorable determination letter from the Internal Revenue Service (IRS) dated May 2, 2017, stating that the Plan is qualified under Section 401(a) of the Code, as of January 1, 2016. On December 21, 2015, the Employer also approved a resolution that, effective on and after January 1, 2017, the Plan will include an automatic escalation provision to automatically increase a participant’s elective deferrals on a periodic and systematic basis of 1% each year up to the maximum of 10%.
In March 2015, the Plan Sponsor acquired Integrity Bank (Acquired Bank). Employees of the Acquired Bank who were retained by the Employer were immediately eligible to participate in the Plan at the time of acquisition, and received credit for prior service at the Acquired Bank at which they were formerly employed. The Acquired Bank had its own defined contribution plan, which the Acquired Bank’s board of directors approved for termination immediately prior to Acquired Bank’s acquisition date with the Plan Sponsor. However, these employees were not permitted to roll over balances from their existing retirement plan. Upon IRS approval of the termination of the Integrity Bank 401(k) Plan, active participants will be permitted to roll over the balance that is not attributable to Roth contributions.
Contributions
The Plan is a vehicle for accepting employee pre-tax and employer tax-deferred contributions. Participants determine the amount of their pre-tax cash contributions to the Plan up to 50% of their eligible compensation. Employer matching contributions are equal to 100% on the first 1% of eligible compensation and 50% on the next 5% of eligible compensation, not to exceed 3.5% of eligible compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor. There were no discretionary employer contributions during 2016 or 2015. The Plan does not allow employee after-tax contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollovers). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Employer matching contributions on catch-up contributions are also determined by the Board of Directors of the Plan Sponsor.
The Plan provides for automatic enrollment of newly eligible employees and current eligible employees who have not previously made an election either to participate or not to participate. Automatic pre-tax contributions are 6% of eligible compensation. These pre-tax contributions and the employer matching contributions are invested in the Dodge & Cox Balanced Fund. Automatically enrolled employees can decline to participate or modify participation in accordance with the requirements of the Pension Protection Act of 2006.
Participants may elect to invest their contributions in one or more of the 12 available investment options or in one of five risk-based portfolios. The risk-based portfolios are composed of varying allocations of the available investment options, which participants may select, based on their risk profile, ranging from conservative to aggressive. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions are made to the investment option holding S&T Bancorp, Inc. common stock. Participants are permitted to transfer all balances in their accounts between investment options.

1.	Description of the Plan (continued)
Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant’s compensation or fund balances, respectively. The Plan passes through quarterly administrative fees to those participants no longer employed by the Employer. Fees paid by participants and the Plan are further described under Administrative Fees in Note 2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. For participants hired on or after January 1, 2008, 100% vesting in Employer matching contributions and Employer discretionary contributions and the earnings thereon will occur when the Participant completes two years of service with the Employer. Participants hired prior to January 1, 2008 are 100% vested in all employer contributions.
Notes Receivable from Participants
The Plan does not provide for notes receivable from participants.
Payment of Benefits
Upon termination of service from the Employer, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account.
Retired participants may take partial distributions as frequently as once a quarter, however, they are required to receive a lump sum distribution at age 70 1 ⁄ 2 under Section 401(a)(9) of the Code.
Terminated participants whose vested account balance is at least $1,000 but not more than $5,000 are subject to a mandatory rollover if the participant fails to make an affirmative election to either receive a lump sum payment or directly roll over the balance to an eligible plan. The participant’s account will be transferred to an individual retirement plan selected by the Thrift Plan Committee. Terminated participants whose vested account balance is less than $1,000 are subject to a mandatory lump sum distribution if the participant fails to make an affirmative election to either receive a lump sum payment or directly roll over the balance to an eligible plan.
Forfeited Accounts
As of December 31, 2016 and 2015, participant forfeited accounts approximated $94,000 and $85,000, respectively. Forfeitures are used to reduce future Employer contributions. Forfeitures applied to Employer contributions in 2016 and 2015 approximated $48,000 and $50,000, respectively.

2.	Summary of Significant Accounting Policies
A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Thrift Plan Committee is responsible for establishing an accounting and financial reporting process for fair value measurements. The Thrift Plan Committee may look to the investment manager, trustee, or other service provider to assist in the mechanics of the valuation. However, the Thrift Plan Committee is responsible for obtaining sufficient information to evaluate and independently challenge the valuation.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The Plan uses a fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
The Plan Sponsor generally uses quoted market prices to determine fair value, and classifies such items in Level 1.
The asset’s and liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2016 and 2015.
Cash - valued at $1 per unit, as reported on deposit for the Plan at the Trustee.
Mutual and money market funds - valued at the daily closing price as reported by the funds. Mutual and money market funds held by the Plan are open-ended funds that are registered within the Securities and Exchange Commission. The funds are required to publish their daily net asset value and to transact at that price. These funds held by the Plan are deemed to be actively traded.
Common stock - valued at the closing price reported on the active market on which the individual securities are traded.
The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

2.	Summary of Significant Accounting Policies (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash	$219,135	$—	$—	$219,135
Money Market Fund	7,700,621	—	—	7,700,621
Mutual Funds	57,151,867	—	—	57,151,867
Common Stock	21,703,340	—	—	21,703,340
Total Assets at Fair Value	$86,774,963	$—	$—	$86,774,963

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash	$320	$—	$—	$320
Money Market Fund	7,367,200	—	—	7,367,200
Mutual Funds	51,173,481	—	—	51,173,481
Common Stock	18,928,544	—	—	18,928,544
Total Assets at Fair Value	$77,469,545	$—	$—	$77,469,545
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan Sponsor evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2016 and 2015, there were no transfers in or out of Levels 1, 2, or 3.
Payment of Benefits
Benefits are recorded when paid.
Administrative Fees
Participants pay fees for distributions from their accounts, for commissions on purchases and sales of S&T Bancorp, Inc. common stock, and for qualifications of domestic relations orders. The Plan passes through quarterly administrative fees to those participants who are no longer employed by the Employer. As of December 31, 2016 and 2015, separated participants had approximated $3,100 and $3,000, respectively, payable in fees for balances in the Plan. The Participants pay these fees directly to the Plan’s third-party administrator and record keeper, Mercer HR Services.
All other expenses of maintaining the Plan are paid by the Employer.
Recent Accounting Pronouncements
There were no accounting pronouncements pertaining to the Plan in 2016.

3.	Transactions with Parties-in-Interest
Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor. Mercer HR Services is the third-party administrator and record keeper for the Plan; however, the Plan Sponsor retains primary responsibility for administration. Mercer Trust Company (the Trustee) acts as trustee and custodian for the Plan. Effective June 1, 2017, Transamerica Retirement Solutions, LLC and State Street Bank and Trust Company have succeeded Mercer HR Services and the Trustee.
At December 31, 2016 and 2015, respectively, the Plan held an aggregate of 555,926 and 614,164 shares of S&T Bancorp, Inc. common stock valued at $21,703,340 and $18,928,544.
At December 31, 2016 and 2015, respectively, the Plan held an aggregate of 0 and 301,497 shares of Stewart Capital Mid Cap Fund valued at $0 and $4,332,509. In 2016, this fund was terminated and subsequently liquidated. It was previously advised by Stewart Capital Advisors, LLC, a subsidiary of the Plan Sponsor.

4.	Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 2, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

5.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Plan Termination
Although it has not expressed any interest to do so, the Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

Supplemental Schedule

Thrift Plan for Employees of S&T Bank
EIN: 25-0776600        Plan Number: 002
Schedule H, Line 4(i)-Schedule of Assets
(Held at End of Year)
December 31, 2016

(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Number of Units or Shares Held		(e) Current Value

Vanguard Treasury Money Market Investor Shares	7,700,621	Units	7,700,621
Mutual Funds:
Brandes Emerging Markets Value Fund I	115,013	Units	899,402
Fed Short-Intermediate Total Return Bond Fund	126,181	Units	1,299,666
Gabelli ABC Fund	104,286	Units	1,051,200
Harbor International Fund	55,714	Units	3,254,239
Royce Special Equity Fund Institutional Class	366,791	Units	8,010,720
PIMCO Total Return Fund	662,854	Units	6,648,423
Dodge & Cox Balanced Fund	104,956	Units	10,847,252
American Funds Fundamental Investors Fund R5	115,114	Units	6,270,278
Vanguard 500 Index Fund Admiral Shares	44,576	Units	9,208,120
Vanguard Mid Cap Index Fund Admiral Shares	59,301	Units	9,662,567
Total Mutual Funds			57,151,867

S&T Bancorp, Inc. Common Stock*	555,926	Units	21,703,340

Total assets held at end of year			86,555,828

*	Indicates party-in-interest to the Plan

SIGNATURES
The Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift Plan for Employees of S&T Bank

June 27, 2017	/s/ Melanie Lazzari
Melanie Lazzari
Executive Vice President & Controller